Exhibit 99.3

3050 Kenneth St.

Santa Clara, CA 95054

(650) 564-7820

momentus.

Momentus Announcement Script

Operator

Welcome to the Momentus and Stable Road Acquisition Corp. business combination conference call.  On the conference call is Brian Kabot, Chairman and CEO of Stable Road Acquisition Corp. and Mikhail Kokorich, Founder and CEO of Momentus Inc.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Momentus and Stable Road’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Stable Road’s filings with the SEC for a discussion of the risks that can affect the business combination, Stable Road’s business and the business of the combined company after completion of the proposed business combination.

Momentus and Stable Road are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

I’d now like to introduce Brian Kabot.

Brian Kabot, Stable Road

Good morning everyone. Thank you all for joining us. My name is Brian Kabot. I am the Chairman and Chief Executive Officer of Stable Road Acquisition Corp. We are truly excited to share with you the potential business combination between Stable Road and Momentus.

We at Stable Road set out to find a high quality, value-add business, run by an accomplished management team, serving customers in an industry with incredible growth potential. Momentus fits that criteria perfectly. Momentus represents a rare opportunity to invest in the first, publicly traded space infrastructure company. With its visionary founder, highly experienced management team, progress to date and significant commercial traction, Momentus is set to revolutionize and enable the future of the space economy with a diverse offering of in-space, transportation, and infrastructure services. With these business opportunities, we believe that Momentus will be key to enabling the industrialization and commercialization of space. Momentus has signed contracts worth nearly $100 million in potential revenue and has developed key partnerships, including a marquee rideshare partnership with SpaceX.

3050 Kenneth St.

Santa Clara, CA 95054

(650) 564-7820

momentus.

This transaction will enable Momentus to accelerate its growth and speed to market, as it is set to catalyze the space industry. Pro forma for the transaction, the company will have approximately $310 million of cash, consisting of $173 million of cash from trust and $175 million from a committed PIPE, including an additional $10 million from Stable Road Capital. The combined company will have an estimated pro forma enterprise value of $1.2 billion and a pro forma equity value of approximately $1.5 billion at close.

Momentus and Mikhail have attracted a diverse and highly skilled team with a shared passion for space and the Company's mission. We at Stable Road are deeply impressed by the Company’s remarkable vision, growth profile, and exceptional progress, and are excited to partner together in leading the commercialization of the space industry. With that, I will kick it over to Mikhail to talk about Momentus.

Mikhail Kokorich, Momentus

Thank you, Brian, and thank you all for your time. My name is Mikhail Kokorich. I am the Founder and CEO of Momentus. I started Momentus in 2017 in Santa Clara, CA. We are a first mover in offering space transportation and infrastructure services, powered by our groundbreaking water plasma propulsion technology.

We believe that the recent disruption of the space launch industry will enable the next industrial revolution, and we can capitalize on this opportunity by building the premier space infrastructure company. The market is massive with the space economy worth approximately $400 billion today and projected to increase to $1.4 trillion over the next decade.

The new space economy is rapidly changing, driven by the recent disruption in launch costs. This disruption has led to a wave of new companies reinventing parts of the traditional space industry, including human spaceflight, satellites, payload delivery, and methods of launch, in addition to unlocking entirely new market segments.

With the development of larger, cheaper and reusable rockets, the number of satellites launched has increased almost tenfold in the last decade, and is expected to reach many tens of thousands in the next. Additionally, the advent of nano and micro satellites has significantly decreased the size and cost of satellites. This is driving exponential growth in the number of single satellites and constellations being launched into Earth’s orbit.

We are partnering with launch providers, like SpaceX, to offer “last-mile” delivery of satellites to their destination orbits. We will also soon offer payload hosting, or satellite as a service, and we plan on offering in-orbit servicing, all leveraging our groundbreaking water based propulsion technology.

With our first anticipated service, in-space transportation, Momentus plans to dramatically reduce launch costs while greatly expanding deployment options for a given satellite. When paired with a large reusable rocket like the Falcon 9, Momentus offers last mile delivery to a wide range of orbits, bringing the affordable and flexible hub and spoke logistics model to transportation in space.

3050 Kenneth St.

Santa Clara, CA 95054

(650) 564-7820

momentus.

This hub and spoke model offers our clients the ability to deploy their satellites to their target orbits at dramatically lower prices. For nano or micro satellites, spacecraft weighing between one and 100 kilograms, our model can reduce a customer's launch costs by up to a factor of 10 over traditional approaches. Momentus’ transfer vehicles can thus offer a tremendous advantage over small dedicated rockets, or embedded oversized propulsion systems are oversized and constrain the amount of payload that a client can deliver to orbit.

Our next anticipated service will be satellite as a service. The best way for customers to save money is to apply modularity and standardization to a satellite's design. Momentus will enable the ultimate modularity by delivering a customer's payload to its destination orbit and remaining connected to that payload after deployment. Momentus’ spacecraft will provide a hosted payload with multiple kilowatts of electrical power, orbit maintenance, orientation, and communications to support telemetry, commanding, and downlinking of payload data. This can replace the need to design, manufacture, and operate satellites.

Our third anticipated service will be in-orbit servicing, which is a growing business opportunity especially because of the shortening life cycle of small satellites. Momentus’ reusable vehicles will be capable of performing proximity maneuvers, docking, and fueling. When equipped with special purpose robotic arms, they will be ideally suited to provide the entire range of in-orbit services. We will eventually be able to transfer propellant, extend the lifetimes of larger spacecraft, relocate satellites, de-orbit them, and conduct both salvage missions and robotic operations such as repair, unit replacement, and upgrade or assembly.

Our first vehicle, Vigoride, will eventually be capable of deploying up to 750 kilograms of small satellites anywhere in low earth orbit. We are building upon last year’s successful in-space test of our water plasma propulsion and will be conducting our first flight with customers in December 2020.

We are planning to launch our second vehicle, Ardoride, in 2022. Ardoride will eventually be able to move up to 4,000 kilograms of larger satellites to higher orbits such as geosynchronous or even lunar orbit.

Our future larger vehicle, Fervoride, planned to launch in 2024, will expand both the range and payload capabilities of customers, satellites and cargo. It will eventually be capable of moving up to 20,000 kilograms throughout cislunar space and further into deep space. Fervoride will extend the reach of the giant future rockets like Starship or New Glenn.

3050 Kenneth St.

Santa Clara, CA 95054

(650) 564-7820

momentus.

We are starting with single use, expendable vehicles, but we are developing reusable ones that can be refueled in space. This will allow a single vehicle to operate multiple transportation and servicing missions.

At the heart of our vehicles is our groundbreaking water plasma propulsion technology, which uses simple water as a propellant. Our system was designed to be safe, inexpensive and offer an excellent mix of thrust and efficiency. Our thruster is more efficient than conventional chemical propulsion and has higher thrust than electric propulsion, such as Hall-effect thrusters.

The choice of water as a propellant drives the simplicity, reliability and extremely low-cost design of our entire vehicle. Additionally, water is safe and significantly reduces the risk and hazards in building and operating our vehicles.

A future benefit of using water is an abundance of water in the solar system. In the future, Momentus vehicles will be able to be refueled from extraterrestrial water sources such as the moon or asteroids and thus achieve in-space sustainability.

Commercially, we have seen strong market traction. Our customers include defense primes such as Lockheed Martin, government agencies such as NASA, and dozens of small satellite manufacturers and operators. Our backlog encompasses the initial and early deployment of our customers’ constellations, and we expect our backlog with existing customers will grow by many multiples as we plan to serve the rollout of our customers’ constellations. We have several substantial opportunities currently in negotiation or in discussions, worth more than $1 billion of additional potential revenue.

We expect good margin expansion over the next few years and we are projecting that we will be profitable by 2023 and operating at or near run-rate margins by 2025. On a run rate basis, we expect gross margins of around 70%, and EBITDA margins of 60%. Additionally, we expect strong free cash flow conversion. Our CapEx will be spent mostly on facility upgrades in 2021 and 2024 to be ready for production of next generation vehicles.

Overall, with the space transportation market growing to become a $40 billion business, and the satellite as a service and in-orbit services market growing to more than $100 billion over the next decade, we believe that our financial projections assume a conservative market capture.

Beyond the financial plan, Momentus has several significant long-term growth opportunities. The technologies Momentus is using and developing are key to accessing enormous moonshot opportunities in space.

3050 Kenneth St.

Santa Clara, CA 95054

(650) 564-7820

momentus.

Building solar power and data centers in space is potentially a trillion-dollar opportunity. Another long-term growth opportunity is mining of resources in space. The ultimate potential of asteroid mining is enormous.

We plan to deploy the proceeds of this transaction to accelerate our growth and operations to meet the demands of our customers, and to fully support our capital needs as we continue to ramp. We are excited to take the next step and become a publicly traded company. And we are excited to partner with the Stable Road team and look forward to leveraging their capital markets expertise.

Brian Kabot, Stable Road

Thank you for your time today. In summary, we believe Momentus is one of the most exciting companies in the new space industry and offers a rare opportunity to invest in the commercialization of space.

Momentus is well-poised for the significant long-term growth opportunities afforded by a new space age. Momentus has built the right team, technology, and business model to execute on their vision. Again, thank you very much for your time and your interest in wanting to learn more about us.